

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2018

Monty Lamirato
Chief Financial Officer
GrowGeneration Corp.
1000 West Mississippi Avenue
Denver, CO 80223

      Re: GrowGeneration Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 27, 2018
           File No. 333-207889

Dear Mr. Lamirato:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Manufacturing and
                             Construction